                 [Letterhead of Morrison & Foerster LLP Omitted]

April 26, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      BioMimetic Therapeutics, Inc. (File No. 333-131718)
         Amendment No. 2 to Registration Statement on Form S-1
         -----------------------------------------------------

Dear Mr. Mancuso:

     We enclose herewith, on behalf of BioMimetic Therapeutics, Inc. (the
"Company" or "BioMimetic"), Amendment No. 2 to the Registration Statement on
Form S-1 (the "Registration Statement"), together with responses to the comments raised by the Staff in its comment letter dated April 13, 2006. Amendment No. 2 incorporates responses to the Staff's comments, and also contains updated financial information. Below we have noted the Staff's comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 2.

     1. PLEASE SUBMIT VIA EDGAR YOUR COMPLETE LETTER IN RESPONSE TO OUR PREVIOUS
COMMENTS, INCLUDING APPENDICES.

     As per the conversation between Morrison & Foerster LLP, counsel to the
Company, and the Staff, the Company acknowledges the Commission's request and going forward will submit via Edgar its complete letter responses to the
Commission's comments.

          PROSPECTUS SUMMARY, PAGE 1

     2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 3. WE REISSUE THE COMMENT.
YOUR DISCLOSURE IN THE FIRST PARAGRAPH UNDER "BIOMIMETIC THERAPEUTICS, INC." ON
PAGE 1 IMPLIES THAT YOU HAVE APPROVAL FOR ALL BONE REGENERATION USES. THIS
DISCLOSURE SEEMS TO CONFLICT WITH THE DISCLOSURE ON PAGE 52. PLEASE RECONCILE.

     The Company has revised the disclosure in the first paragraph on page 1 to clarify that it has received marketing approval for bone regeneration only in periodontal applications.

     3. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 4. THE MATERIALS YOU PROVIDED
DO NOT IDENTIFY LUITPOLD, AND THE MATERIAL IS FROM 2002. WE REISSUE THE COMMENT.
PLEASE PROVIDE US OBJECTIVE SUPPORT YOUR STATEMENTS ABOUT LUITPOLD BEING A
"LEADER IN THE SALES OF ORAL SURGICAL AND PERIODONTAL BONE GRAFTING
MATERIALS..."

     The Company has revised the disclosure on pages 2 and 51 to remove the statements about Luitpold Pharmaceuticals, Inc. ("Luitpold") being a "leader in the sales of oral surgical and periodontal bone grafting materials".

     4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5; HOWEVER, THAT COMMENT SOUGHT
SPECIFIC DISCLOSURE OF YOUR ACTUAL EXPERIENCE WITH FAILURE TO SATISFY PRIOR
EXPECTATIONS. THEREFORE, WE REISSUE THE COMMENT: WHEN DISCLOSING YOUR CURRENT
EXPECTATIONS IN YOUR PROSPECTUS, PLEASE PROVIDE EQUALLY PROMINENT DISCLOSURE OF
FAILURE TO SATISFY PRIOR EXPECTATIONS. IN AN APPROPRIATE SECTION OF YOUR
DOCUMENT, EXPLAIN THE REASONS FOR NOT SATISFYING THOSE EXPECTATIONS AND INCLUDE
APPROPRIATE RISK FACTORS. LIKEWISE, APPROPRIATE SECTIONS OF YOUR DOCUMENT SHOULD
INCLUDE SPECIFIC DISCUSSIONS OF ANY FAILURE TO MEET MATERIAL MILESTONES; WE NOTE
THE INFORMATION IN EXHIBIT C TO YOUR RESPONSE LETTER.

     The Company has revised the disclosure on pages 3, 52, 60 and 79.

     5. WE NOTE YOUR RESPONSE TO COMMENT 8.

          o    IT IS UNCLEAR HOW YOU ADDRESSED THE FIRST BULLET POINT.

          o    IF YOU HAVE NOT OBTAINED THE CONSENT OF THE AUTHORS OF THE DATA,
               PLEASE TELL US HOW YOU ARE ASSURED THAT THE DATA REMAINS CURRENT
               AND ACCURATE.

     The Company has conducted its own research in order to obtain market data.
The Company utilized the most recent data that it could locate using the sources that were readily available, and which the Company believes to be reliable sources. The market data sources used by the Company are all publicly available.
To confirm that the data reflects the most recent available information the
Company searched publicly available sources. The Company regularly conducts research in order to obtain the most current market data. Based on its research and after due inquiry, the Company believes that the data in the Registration
Statement is still current and accurate.

                                       2

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION, PAGE 33

          CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 34

          STOCK-BASED COMPENSATION, PAGE 36

     6. WE NOTE THE CHANGES MADE TO YOUR DOCUMENT AND YOUR RESPONSES TO PRIOR
COMMENTS 21 AND 71 - 73 IN OUR LETTER DATED MARCH 9, 2006. WE SEE THAT YOU USED
AN INCOME APPROACH TO REASSESS THE FAIR VALUE OF COMMON STOCK FOR 2005 AND THE
FIRST QUARTER OF 2006 AND THEN ALLOCATED THE VALUE TO COMMON AND PREFERRED STOCK
BASED ON ECONOMIC AND CONTROL RIGHTS OF THE PREFERRED STOCK. PLEASE TELL US AND
DISCLOSE THE SPECIFIC METHODOLOGY USED IN THE INCOME APPROACH AND THE BASIS FOR
ALL SIGNIFICANT ASSUMPTIONS AND ANY DISCOUNTS. FOR EXAMPLE, IF YOU USED THE
DISCOUNTED CASH FLOW METHOD PLEASE DISCLOSE THE SIGNIFICANT ASSUMPTIONS,
INCLUDING HOW YOU ESTIMATED FUTURE CASH FLOWS AND THE DISCOUNT RATE. IN
ADDITION, PLEASE DESCRIBE HOW YOU USED THE ECONOMIC AND CONTROL RIGHTS OF THE
PREFERRED STOCK TO ALLOCATE THE VALUE BETWEEN COMMON AND PREFERRED STOCK.

     As discussed with the Staff, the Company has updated its disclosure on stock-based compensation to include first quarter 2006 information. Also, on pages 42 and 43, the Company has clarified that two valuation processes were conducted. On an ongoing basis, the board of directors reviewed and assessed the fair value of the common stock. As noted in the disclosure, in conducting this historic valuation, the board used the discounted cash flow methodology. The board also considered other factors discussed in the disclosure, including the economic and control rights of the preferred stock compared to the common stock.
The assumptions used have been described in the prospectus, as well as in the supplemental information in Exhibit B to this letter.

     7. WE ALSO NOTE THAT YOU APPLIED A LIQUIDITY AND ADDITIONAL DISCOUNT TO THE
MIDPOINT OF THE PRELIMINARY ESTIMATED PRICE RANGE TO DETERMINE THE FAIR VALUE OF
YOUR COMMON STOCK. PLEASE CLARIFY THE BASIS FOR THE ADDITIONAL DISCOUNT FOR THE
LIQUIDATION PREFERENCE AND OTHER ECONOMIC AND CONTROL RIGHTS ASSOCIATED WITH THE
PREFERRED SINCE IT APPEARS THAT THE PRELIMINARY PRICING RANGE SHOULD HAVE
ALREADY ACCOUNTED FOR THE CONVERSION OF THE PREFERRED IN CONNECTION WITH THE
IPO. IN ADDITION, PLEASE NOTE THAT YOUR DISCLOSURES SHOULD DISCUSS THE SPECIFIC
METHODOLOGY USED TO DETERMINE THE FAIR VALUE OF YOUR COMMON STOCK AND THE BASIS
FOR ALL SIGNIFICANT ASSUMPTIONS AND DISCOUNTS. PLEASE APPLY TO YOUR DISCLOSURES
IN MD&A AND THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS.

     The Company and Morrison & Foerster LLP, counsel to the Company, discussed the liquidity and additional discount with the Staff. Consistent with these discussions, the Company has revised the disclosure in MD&A on page 43 in order to provide analysis of the discount, as well as the methodologies used in the two valuations. Additional detail is provided in the supplemental information in
Exhibit B.

                                       3

     8. WE NOTE THAT YOU ISSUED SERIES C PREFERRED STOCK TO UNRELATED INVESTORS
IN APRIL 2005 AT $11.81 PER SHARE. PLEASE EXPLAIN THE BASIS FOR THE SIGNIFICANT
DIFFERENCE BETWEEN THE PREFERRED STOCK SHARE PRICE AND THE FAIR VALUE ASSIGNED
TO YOUR COMMON STOCK DURING THE SECOND AND THIRD QUARTER OF 2005.

     The Company believes that because the Series C preferred stock was sold in arms-length transactions, the price of $11.81 per share was considered to represent the fair value of the Series C preferred stock at that time. The
Company believes that it is reasonable, especially for an early stage private company, to discount heavily its common stock versus its preferred stock. The preferred stock has substantial economic and control rights, including liquidation preferences, dividends, conversion rights, redemption rights, and specific preemptive rights. In the case of the liquidation preference, at the time of issuance of the Series C preferred stock, given the liquidation preferences of the three series of preferred stock, the value remaining for the common stock would have been negative. We discuss these factors in greater detail in Exhibit B to this letter.

     9. PLEASE ALSO PROVIDE TO US A DETAILED SCHEDULE OF OPTIONS GRANTED DURING
THE PERIOD FROM JANUARY 1, 2006 THROUGH MARCH 31, 2006, INCLUDING THE DATE OF
GRANT, OPTIONEE, NUMBER OF OPTIONS GRANTED, EXERCISE PRICE AND DEEMED FAIR VALUE
OF THE UNDERLYING SHARES OF COMMON STOCK. PLEASE INDICATE THE COMPENSATION
EXPENSE EXPECTED TO BE RECORDED FOR EACH OF THESE ISSUANCES.

     Attached hereto as Exhibit A is (1) a detailed schedule of options granted during the period from January 1, 2006 through March 31, 2006, including the date of grant, optionee, number of options granted, exercise price and deemed fair value of the underlying shares of common stock and (2) a table showing the compensation expense expected to be recorded for each of such issuances.

          RESULTS OF OPERATIONS, PAGE 39

     10. WE SEE THAT YOU LIST MULTIPLE FACTORS TO EXPLAIN THE $8.7 MILLION AND
$1.0 MILLION INCREASE IN RESEARCH AND DEVELOPMENT EXPENSE AND GENERAL AND
ADMINISTRATIVE EXPENSE, RESPECTIVELY, IN 2005 COMPARED TO 2004. PLEASE REVISE TO
QUANTIFY THE EFFECT ON OPERATING EXPENSE FOR EACH OF THE FACTORS LISTED.

     The company has revised the disclosure on page 45.

          LIQUIDITY AND CAPITAL RESOURCES, PAGE 40

     11. REFER TO PRIOR COMMENT 66 IN OUR LETTER DATED MARCH 9, 2006. WE DO NOT
SEE WHERE YOU HAVE REVISED YOUR MD&A TO DESCRIBE THE LEASEHOLD IMPROVEMENTS MADE
TO THE FRANKLIN, TENNESSEE HEADQUARTERS OR TO DISCLOSE WHETHER YOU ARE REQUIRED
TO OR EXPECT TO INCUR ADDITIONAL SIGNIFICANT COSTS FOR LEASEHOLD
IMPROVEMENTS/CONSTRUCTION IN PROCESS. PLEASE REVISE ACCORDINGLY.

     The Company has revised the disclosure on page 47.

                                       4

          BUSINESS, PAGE 44

     12. WE NOTE YOUR RESPONSE TO COMMENT 27; HOWEVER, INFORMATION REQUIRED IN A
PROSPECTUS MUST BE DISCLOSED, EVEN IF CONFIDENTIAL. PLEASE TELL US IN DETAIL HOW
YOU DETERMINED WHETHER UNDISCLOSED PAYMENTS OR OBLIGATIONS WOULD MATERIALLY
AFFECT YOUR DISCLOSED HISTORICAL RESULTS.

     Future milestone, bonus, royalty and other payments are contingent upon the occurrence of specific events and are not recorded as a liability of the Company unless and until such events occur. The Company does not believe that undisclosed future payments or obligations would materially affect its disclosed historical results; such payments or obligations are not included in the
Company's financial results because the events triggering the requirement to make payments or obligations have not occurred.

          SCIENTIFIC ADVISORY BOARDS, PAGE 61

     13. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 41. WE REISSUE THE FIRST
PART OF THE COMMENT. WITH A VIEW TOWARD CLARIFIED DISCLOSURE REGARDING THE
BOARDS' ROLES, PLEASE TELL US THE NUMBER OF TIMES THEY HAVE MET AS A BOARD WITH
YOU IN THE PERIODS PRESENTED IN THE REGISTRATION STATEMENT, THE NATURE OF THOSE
MEETINGS, AND THE AMOUNT OF COMPENSATION THAT THEY ARE PAID.

     The Company has revised the disclosure on pages 67 and 68 to clarify the disclosure regarding the scientific advisory boards. The Company pays consulting fees (including in the form of grants of stock options) to, and reimburses the expenses of members of its scientific advisory boards for, the services that they provide to the Company, with the amounts varying depending on the nature of the services.

          SUPPLY AGREEMENTS, PAGE 63

     14. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 29 REGARDING YOUR VIEW THAT
THE SKELETAL KINETICS AGREEMENT IS NOT MATERIAL. WE ALSO NOTE THE RISK FACTOR
DISCLOSURE ON PAGE 10 REGARDING YOUR RELIANCE ON YOUR CURRENT SUPPLIER OF A-TCP.
PLEASE EXPLAIN HOW YOU BELIEVE AN ALTERNATIVE TO A SOLE SUPPLIER IS NOT MATERIAL
IN THIS CONTEXT.

     On page 12 of the Company's disclosure it notes that Orthovita supplies the
Company with a-TCP for use in manufacturing GEM 21S, and the Company is evaluating a-TCP products from other potential suppliers for use in its orthopedic product candidates. The Skeletal Kinetics a-TCP product is not an alternative to the Orthovita product. The Skeletal Kinetics product is among the
a-TCP products that the Company is evaluating for use in its orthopedic product candidates. As noted in the Company's response to the Staff's previous comment
29, the Company's agreement with Skeletal Kinetics relates to a specific a-TCP formulation, but does not preclude the Company from purchasing other a-TCP formulations from other companies for evaluation for potential use in the
Company's orthopedic product candidates. In addition, the Company has no fixed obligations under the Skeletal Kinetics agreement. Accordingly, the Company has concluded that the Skeletal Kinetics agreement is not material to its business or operations.

                                       5

          MANUFACTURING, PAGE 63

     15. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 30. PLEASE CLARIFY WHAT YOU
MEAN BY "THE LATTER STAGES OF PRODUCT MANUFACTURING" THAT YOU MAY BRING
IN-HOUSE.

     The Company has revised the disclosure on pages 13 and 70 to clarify the later stages of product manufacturing that the Company may bring in-house.

     16. PLEASE DISCLOSE THE SECOND BULLET POINT OF YOUR RESPONSE TO COMMENT 67.

     The Company has revised the disclosure on page 71 to disclose the second bullet point of its response to prior comment 67.

          INTELLECTUAL PROPERTY, PAGE 64

     17. PLEASE DISCLOSE THE DATES THAT YOUR OWNED AND LICENSED PATENTS EXPIRE.

     The Company has revised the disclosure on page 72 to disclose the earliest and the latest dates that its owned and licensed patents expire.

     18. WE NOTE YOUR RESPONSE TO COMMENT 34 AND YOUR ADDITIONAL DISCLOSURE. WE
REISSUE THE COMMENT. WE NOTE YOUR DISCLOSURE, LIKE ON PAGE 45, THAT OTHERS HAVE
DEVELOPED PRODUCTS USING THE COMPONENTS OF YOUR PRODUCTS. PLEASE REVISE YOUR
DISCLOSURE TO CLARIFY THE SCOPE OF YOUR RIGHTS TO THE INTELLECTUAL PROPERTY SO
THAT INVESTORS CAN UNDERSTAND HOW YOU DO NOT INFRINGE ON THE RIGHTS OF OTHERS.

     The Company has revised the disclosure on page 73.

          POST-MARKET REGULATION, PAGE 70

     19. WE NOTE YOUR REVISIONS IN RESPONSE TO COMMENT 37; HOWEVER, WE BELIEVE
THAT THE FOREPART OF YOUR DOCUMENT SHOULD DISCLOSE WITH PROMINENCE EQUAL TO YOUR
DISCLOSURE OF FDA APPROVAL THAT THE FDA IMPOSED "POST-APPROVAL REQUIREMENTS"
SPECIFIC TO YOUR PRODUCT.

     The Company does not believe that there is a material risk that the FDA will withdraw marketing approval for GEM 21S if the Company fails to satisfy the post-approval requirements. In the experience of Buc & Beardsley, special FDA counsel to the Company, and Morrison & Foerster LLP, counsel to the Company, a failure to satisfy the types of post-approval requirements imposed on the
Company has never resulted in FDA withdrawal of marketing approval for a product. The Company believes that the risk that the FDA may withdraw marketing approval for GEM 21S if the Company fails to satisfy the post-approval requirements is adequately addressed on page 78 but has revised the disclosure on pages 19 and 60 to disclose that the FDA has imposed post-approval requirements specific to GEM 21S. The Company does not believe that any further disclosure, including disclosure in the forepart of the prospectus, is necessary.

                                       6

     20. WITH A VIEW TOWARD DISCLOSURE, PLEASE EXPAND YOUR RESPONSE TO PRIOR
COMMENT 38 TO CLARIFY WHY THE FDA REQUIRED THAT YOU TO DEVELOP A NEW TEST. ALSO,
TELL US THE CONSEQUENCES IF YOU ARE UNABLE TO ESTABLISH AND VALIDATE A NEW TEST.

     The FDA has requested that the Company replace its current chemical identity test for the rhPDGF-BB component with a new immunological identity test based on biological methods. The FDA did not specifically provide the Company with a written rationale why it requested the new immunological identity test.
In discussions with the Company, the FDA has indicated that the biological identity test represents a newer technology, and that it believes the immunological test is more precise than the older chemical identity test method.

     The Company believes that it is highly unlikely that it ultimately would be unable to establish and validate the new biological test. If the Company fails to provide the FDA with a submission by the June 2006 deadline, it is unlikely that the FDA will take substantive action provided that the Company can establish that it is working in good faith toward establishing the new test method. The Company has revised the disclosure on pages 19 and 60 to disclose that the FDA has imposed post-approval requirements specific to GEM 21S.

     The Company has obtained a commercially available immunological identity test and is in the process of validating the test to the FDA's standards. To facilitate this effort the Company is using the same contract testing laboratory who performs the analytical testing on behalf of the Company's supplier who manufactures the rhPDGF-BB component of GEM 21S. The Company anticipates that it will file the validation within the FDA's requested time-frame.

          AGREEMENTS WITH DIRECTORS AND OFFICERS, PAGE 87

     21. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 46. PLEASE PROVIDE THE
DISCLOSURE ABOUT DR. LYNCH'S OWNERSHIP IN NOBLEGENE DEVELOPMENT LLC IN YOUR
RESPONSE IN THIS SECTION OF YOUR PROSPECTUS.

     The Company has revised the disclosure on page 95 to clarify Dr. Lynch's ownership in Noblegene Development LLC.

     22. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 48. WITH A VIEW TOWARD
DISCLOSURE, PLEASE TELL THE AMOUNT OF COMPENSATION DR. WISNER-LYNCH IS RECEIVING
AS YOUR EMPLOYEE.

     The Company has revised the disclosure on page 95 regarding the amount of compensation Dr. Wisner-Lynch is receiving as an employee of the Company.

     23. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 50. PLEASE EXPLAIN TO US WHY
YOU BELIEVE THAT THE AGREEMENTS WITH DR. CAPLAN, CASE WESTERN, AND DR.
WISNER-LYNCH ARE NOT MATERIAL EXHIBITS OR FILE THOSE AGREEMENTS.

     The Company does not believe that the agreements with Dr. Caplan or Case
Western Reserve University are material to its business or operations because the amounts paid by the Company under these agreements are not significant and the services provided under the

                                       7

agreements can be readily obtained from other parties. As disclosed on page 95, in 2004 the Company paid Dr. Caplan $26,875 under the agreement with Dr. Caplan.
As disclosed in the Company's response to the Staff's previous comment 47, the
Company has not made any payments to Dr. Caplan since 2004. As disclosed on page
95, the Company made payments to Case Western of $41,750 in 2003 and $5,000 in
2005 to conduct certain research in bone cell growth to be directed by Dr.
Caplan out of a total project amount of $83,500.

     The Company does not believe that the agreement with Dr. Wisner-Lynch is material to its business or operations because the agreement has been terminated. As disclosed on page 95, in 2006 Dr. Wisner-Lynch became a part-time employee of the Company and her consulting agreement was terminated.

          PRINCIPAL STOCKHOLDERS, PAGE 90

     24. PLEASE IDENTIFY THE INDIVIDUALS WHO BENEFICIALLY OWN THE SHARES HELD BY
THE NOVO NORDISK FOUNDATION.

     The Novo Nordisk Foundation is a self-governing and profit-making foundation. Its objectives are to provide a stable basis for the commercial and research activities undertaken by the companies in the Novo Group and support scientific, humanitarian and social purposes. Based on a review of the foundation's non-English language website, the members of the Board of Directors of Novo Nordisk Foundation are: Ulf J. Johansson, Jorgen Boe, Bo Ahren, Niels
Borregaard, Hans Ejvind Hansen, Ulla Morin, Soren Thuesen Pedersen, Stig
Strobaek and Mads Ovlisen. Based on the 2004 Annual Report of Novo A/S, the
members of the Board of Directors of Novo A/S are: Ulf J. Johansson, Jorgen Boe,
Kurt Anker Nielsen and Hans Werdelin. Dr. Thomas Dyrberg, the representative of
Novo A/S on the Company's board of directors, has confirmed the composition of the members of the Board of Directors of Novo Nordisk Foundation and Novo A/S.
As disclosed on page 99, Dr. Dyrberg is a partner of Novo A/S. Dr. Dyrberg disclaims beneficial ownership of shares of the Company's common stock beneficially owned by Novo/AS except to the extent of his pecuniary interest therein arising as a result of his engagement with Novo A/S.

          PRICING, PAGE 100

     25. WE NOTE YOUR DISCLOSURE IN RESPONSE TO COMMENT 56. WITH A VIEW TOWARD
DISCLOSURE, PLEASE TELL US WITH SPECIFICITY THE COMPENSATION PAID TO PACIFIC
GROWTH EQUITIES AND WHETHER YOU HAVE ANY ARRANGEMENTS TO RECEIVE SERVICES FROM
ANY OF THE UNDERWRITERS IN THE FUTURE.

     The Company engaged Pacific Growth Equities LLC ("Pacific Growth") to act
as the Company's exclusive agent in connection with private placements of the
Company's Series C preferred stock. The Company agreed to pay Pacific Growth a cash fee equal to 6% of the value of all amounts invested in the private placements by persons who were not, at the date of engagement letter, holders of securities of the Company and to reimburse Pacific Growth for its reasonable fees up to $50,000. In November 2004, the Company paid $856,500.41 in fees and expenses to Pacific Growth. In May 2005, the Company paid $592,500.14 in fees and expenses to Pacific Growth. The Company has revised the disclosure on page
108.

                                       8

     The Company presently has no arrangements to receive services from any of the underwriters in the future.

          CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

     26. WE NOTE YOUR "DRAFT" REPORT FOR THE EFFECT OF ANY RESTATEMENT OF
CAPITAL ACCOUNTS DESCRIBED IN NOTE 17. PRIOR TO GOING EFFECTIVE THE AUDIT REPORT
SHOULD BE SIGNED AND UNRESTRICTED. THIS COMMENT ALSO APPLIED TO THE AUDITORS'
CONSENT.

     The Company confirms that prior to going effective the audit report and auditors' consent will be signed and unrestricted.

          NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

          RECEIVABLES - TRADE, PAGE F-8

     27. WE SEE THAT YOU HAVE RECORDED $380,911 FOR TRADE RECEIVABLES FROM
LUITPOLD. WE ALSO NOTE THAT YOU HAVE ONLY RECORDED APPROXIMATELY $175,000 IN
SUBLICENSE, SALES AND ROYALTY INCOME FROM LUITPOLD DURING 2005. PLEASE REVISE
YOUR FILING TO CLARIFY THE NATURE OF THE OTHER AMOUNTS DUE FROM LUITPOLD.

     The Company has revised its disclosures to reflect the nature of the presentation of trade receivables.

          REVENUE RECOGNITION, PAGE F-10

     28. WE REFER TO YOUR DISCLOSURE ON PAGE 39 THAT YOU RECOGNIZED $0.06
MILLION OF REVENUE "BASED ON ESTIMATES RECEIVED FROM LUITPOLD FOR PRODUCT SOLD."
PLEASE TELL US AND REVISE YOUR FILING TO DISCLOSE WHY YOU ESTIMATE REVENUE TO BE
RECORDED AND WHY THIS POLICY IS APPROPRIATE UNDER THE APPLICABLE ACCOUNTING
GUIDANCE.

     The Company has revised the language on page 45 to remove the reference to
"estimates". The Company currently receives notice from Luitpold upon the sale of the Company's product by Luitpold to its customers and the Company has recognized revenue to date based on the notification received from Luitpold. The
Company's future revenue recognition policy will be to recognize sales revenue upon delivery of the product to Luitpold. However, due to the expiration dates on certain product currently included in the Company's inventory, Luitpold has a right of return for merchandise that is short-dated if Luitpold is unsuccessful in selling the short-dated product. Therefore, the Company has deferred the recognition of revenue on product that could potentially be exchanged by
Luitpold for other product. The Company follows the revenue recognition criteria outlined in Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in
Financial Statements, as amended by SAB 104, Revenue Recognition, and Emerging
Issues Task Force ("EITF")

                                       9

Issue 00-21, Revenue Arrangements with Multiple Deliverables, and SFAS No. 48,
Revenue Recognition When Right of Return Exists.

          STOCK BASED COMPENSATION, PAGE F-12

     29. PLEASE RECONCILE THE AMOUNTS DISCLOSED IN THE TABLE ON PAGE F-13 AS THE
WEIGHTED AVERAGE EXERCISE PRICE AND WEIGHTED AVERAGE FAIR VALUE OF OPTIONS
GRANTED TO THE AMOUNTS INCLUDED IN EXHIBIT C OF YOUR RESPONSE DATED MARCH 31,
2006.

     The amounts reflected in Exhibit B represent the weighted average exercise prices for the options issued during the applicable quarter only. The amounts disclosed in the table on F-44 represent the weighted averages for all options outstanding for the years ended December 31, 2005, 2004 and 2003.

          RECENT ACCOUNTING PRONOUNCEMENTS, PAGE F-14

     30. REFER TO YOUR RESPONSE TO PRIOR COMMENT 25 IN OUR LETTER DATED MARCH 9,
2006. WE SEE THAT YOU HAVE REMOVED THE DISCUSSION OF THE ADOPTION OF SFAS 123R
FROM THE RECENT ACCOUNTING PRONOUNCEMENTS SECTION OF YOUR MD&A AND FINANCIAL
STATEMENT FOOTNOTES. PLEASE TELL US WHY YOU HAVE REMOVED THIS DISCLOSURE SINCE
YOU STATE ON PAGE 38 THAT YOU EXPECT THE ADOPTION OF THE FAIR VALUE METHOD TO
HAVE A SIGNIFICANT IMPACT ON YOUR RESULTS OF OPERATIONS. IF YOU EXPECT THE
IMPACT OF THE ADOPTION OF THIS STANDARD WILL BE MATERIAL TO YOUR FINANCIAL
STATEMENTS, APPROPRIATE DISCLOSURE UNDER SAB TOPIC 11-M SHOULD BE INCLUDED IN
YOUR FINANCIAL STATEMENTS.

     The Company has disclosed the adoption of SFAS 123(R) in the Summary of
Significant Accounting Policies on page F-44.

          NOTE 4. AGREEMENTS WITH LUITPOLD PHARMACEUTICALS, INC., PAGE F-15

     31. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 65 IN OUR LETTER DATED MARCH 9,
2006. WE SEE THAT YOU CHANGED THE PERFORMANCE PERIOD FOR THE RECOGNITION OF
REVENUE RELATED TO THE $10 MILLION INITIAL PAYMENT FROM LUITPOLD BASED ON THE
TIMING OF THE FDA APPROVAL. YOU DETERMINED THAT A CHANGE IN ACCOUNTING ESTIMATE
OCCURRED AND ADJUSTED THE PERFORMANCE PERIOD EFFECTIVE JANUARY 1, 2004 SINCE THE
FINANCIAL STATEMENTS FOR 2004 HAD NOT YET BEEN PREPARED. PLEASE REVISE YOUR
DISCLOSURE TO DISCUSS THE EFFECT OF THE CHANGE IN ACCOUNTING ESTIMATE ON NET
INCOME AND THE RELATED PER SHARE AMOUNTS OF THE CURRENT PERIOD, AS REQUIRED BY
PARAGRAPH 33 OF APB 20.

     The Company has revised the language of Note 4 to discuss the effect of the change in accounting estimate on the Company's net loss and earnings per share.

          NOTE 12. STOCKHOLDERS' DEFICIT, PAGE F-27

     32. REFER TO PRIOR COMMENT 75 IN OUR LETTER DATED MARCH 9, 2006. WE DO NOT
SEE WHERE YOU HAVE INCLUDED ALL OF THE DISCLOSURE REQUIREMENTS OF PARAGRAPHS 47
- 48 OF SFAS 123. SPECIFICALLY, THE WEIGHTED AVERAGE EXERCISE PRICE OF OPTIONS
AND THE WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED DURING THE
YEAR ARE NOT DISCLOSED. IN

                                       10

ADDITION, IT APPEARS AS THOUGH THE RANGE OF EXERCISE PRICES IS WIDE AND
THEREFORE THE DISCLOSURES SHOULD BE SEGREGATED INTO RANGES THAT ARE MEANINGFUL.
PLEASE REVISE.

     The Company disclosed the information on page F-13 in Amendment No. 1 to the Registration Statement. The Company has disclosed the information on page
F-44 in Amendment No. 2 to the Registration Statement.

          UNDERTAKINGS

     33. PLEASE INCLUDE THE UNDERTAKINGS REQUIRED BY REGULATION S-K ITEMS
512(A)(5)(II) AND 512(A)(6). SEE RULE 430C(D) AND RULE 424(B)(3).

     The Company has included the undertakings required by Regulation S-K Items
512(a)(5)(ii) and 512(a)(6).

          SIGNATURES

     34. PLEASE INCLUDE THE SECOND PARAGRAPH OF TEXT REQUIRED ON THE SIGNATURE
PAGE.

     The Company has included the second paragraph of text required on the
Signature page.

          EXHIBITS

     35. PLEASE FILE THE OPTION PLAN AMENDMENT MENTIONED ON PAGE 82.

     The amendments to the option plan are filed as exhibits to Amendment No. 2 to the Registration Statement.

                 **********************************************

                                       11

         We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff's comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:    William Grant, Esq.
       James R. Tanenbaum, Esq.

                                       12

                                    EXHIBIT A

BIOMIMETIC THERAPEUTICS, INC.
OPTIONS ISSUED
FOR THE THREE MONTHS ENDED MARCH 31, 2006

                                                  NUMBER OF
                   GRANT   OPTION  STOCK EXERCISE   OPTIONS          TITLE OR RELATIONSHIP
       NAME        DATE    TYPE    PRICE   PRICE    GRANTED             TO COMPANY                            NATURE OF AWARD
----------------  ------------------------------------------ -----------------------------------------------------------------------

MARK CITRON         1/1/06  ISO     ++     ++        ++      VP, REGULATORY AFFAIRS & QUALITY   SERVICE AWARD
                                                             SYSTEMS
LARRY BULLOCK       1/1/06  ISO     ++     ++        ++      CHIEF FINANCIAL OFFICER            SERVICE AWARD
EARL DOUGLAS        1/1/06  ISO     ++     ++        ++      GENERAL COUNSEL                    SERVICE AWARD
SAM Lynch           1/1/06  ISO     ++     ++        ++      PRESIDENT AND CEO                  SERVICE AWARD
JIM MONSOR          1/1/06  ISO     ++     ++        ++      VP, OPERATIONS                     SERVICE AWARD
CHARLIE HART        1/1/06  ISO     ++     ++        ++      VP, CHIEF SCIENTIFIC OFFICER       SERVICE AWARD
STEVEN HIRSCH       1/1/06  ISO     ++     ++        ++      CHIEF OPERATING OFFICER            SERVICE AWARD
JOSH NICHOLS       1/16/06  ISO     ++     ++        ++      NEW HIRE - PRODUCT MGR, SPORTS     NEW HIRE AWARD
                                                             MEDICINE
GARY FRIEDLANDER   2/26/06 NQSO     ++     ++        ++      SCIENTIFIC BOARD ADVISORY MEMBER   SERVICES - SCIENTIFIC ADVISORY BOARD
TRADE HILL         2/27/06  ISO     ++     ++        ++      NEW HIRE - DOCUMENTATION ASSISTANT NEW HIRE AWARD
CHRIS LEWIS         3/6/06  ISO     ++     ++        ++      NEW HIRE - MANAGER, CLINICAL       NEW HIRE AWARD
                                                             RESEARCH
                                                                                                INCREASE IN OPTION AWARD FROM ++
SHANNON HURD        3/6/06  ISO     ++     ++        ++      EMPLOYEE - REGULATORY ASSOCIATE    TO ++ DUE TO CHANGE IN POSITION
                                                                                                WITH COMPANY.
                                                 ----------
SUBTOTAL FOR 1ST QUARTER 2006                        ++
                                                 ----------

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 1 OF 2

BIOMIMETIC THERAPEUTICS, INC.
COMPENSATION EXPENSE FOR NEW OPTION AWARDS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

                                                                                                      TOTAL
                                                                                                   EXPENSE TO BE
                               EXPENSE FOR   EXPENSE FOR  EXPENSE FOR  EXPENSE FOR    EXPENSE FOR  RECORDED FOR
                                   2006         2007         2008          2009          2009        NEW AWARD
                               ----------- ------------- ------------ ------------ -------------- ---------------

 Mark Citron                   $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Larry Bullock                 $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Earl Douglas                  $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Sam Lynch                     $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Jim Monsor                    $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Charlie Hart                  $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Steven Hirsch                 $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Josh Nichols                  $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Gary Friedlander              $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Tracie Hill                   $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Chris Lewis                   $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
 Shannon Hurd                  $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
                               ----------- ------------- ------------ ------------ -------------- ---------------
                               $    ++      $   ++        $   ++       $   ++         $   ++        $   ++
                               =========== ============= ============ ============ ============== ===============

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 2 OF 2

                                    EXHIBIT B

                 [Letterhead of Morrison & Foerster LLP Omitted]

                       CONFIDENTIAL SUPPLEMENTAL RESPONSE

April 26, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      BioMimetic Therapeutics, Inc. (File No. 333-131718)
         Amendment No. 2 to Registration Statement on Form S-1
         -----------------------------------------------------

Dear Mr. Mancuso:

In the Staff's comment letters dated March 9, 2006 and April 13, 2006 addressed to BioMimetic Therapeutics, Inc. (the "Company"), the Staff noted several comments relating to the Company's stock-based compensation expenses. This letter supplements and updates the Company's confidential supplemental response dated March 31, 2006.

All share and per share amounts in this letter and in the registration statement do not reflect a 1.5-for-one stock split of the Company's common stock that will occur prior to the closing of the initial public offering.

SUMMARY

We are providing the following information for the Staff's consideration in connection with the Company's pricing of stock option grants made during the period beginning on January 1, 2005 through March 31, 2006 (the "Review
Period").

For periods prior to the Review Period, the Company has recognized deferred compensation expense as follows: for the year ended December 31, 2003, deferred compensation expense of $0.07 million and for the year ended December 31, 2004, deferred compensation expense of $0.04 million.

The table below lists the option grants made by the Company during the Review
Period on a quarterly basis, as well as the weighted exercise price of the options, the re-assessed fair market value of the common stock and the associated deferred compensation expense.

----------------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED     RE-ASSESSED      RESULTING
                                      SHARES SUBJECT     AVERAGE     FAIR MARKET       DEFERRED
                                        TO OPTIONS      EXERCISE       VALUE OF      COMPENSATION
PERIOD                                    GRANTED         PRICE      COMMON STOCK      EXPENSE        COMPENSATION EXPENSE
----------------------------------------------------------------------------------------------------------------------------

Quarter ended March 31, 2005........     43,150          $5.36          $7.45           $  ++*              $  ++*
------------------------------------ ---------------- ------------- --------------- --------------- ------------------------
Quarter ended June 30, 2005.........     87,725          $5.45          $8.45           $  ++*              $  ++*
------------------------------------ ---------------- ------------- --------------- --------------- ------------------------
Quarter ended September 30, 2005....    188,147          $5.45          $9.45           $  ++               $  ++
------------------------------------ ---------------- ------------- --------------- --------------- ------------------------
Quarter ended December 31, 2005.....     16,550          $5.45         $11.45           $  ++               $  ++
------------------------------------ ---------------- ------------- --------------- --------------- ------------------------
Quarter ended March 31, 2006........    149,500          $5.51         $13.45           $  ++**             $  ++
--------------------------------------------------------------------------------------------------- ------------------------

*  ++

** Effective January 1, 2006, the Company adopted Statement of Financial
Accounting Standards No. 123(R), Share-Based Payment. As such, the compensation expense for the quarter ended March 31, 2006 is calculated in accordance with
SFAS No. 123(R) and the Company has not recognized any deferred compensation expense as specified by SFAS No. 123(R).

All of the stock options that are listed in the table above were granted with an exercise price equal to the then-current fair value of the Company's common stock, as determined by the Company's board of directors at the time of each grant. As discussed in more detail below, the board determined the fair value of the Company's common stock based on its own fair value analysis. The Company has not obtained any valuation studies from valuation specialists or other independent third parties.

The board of directors made historical assessments regarding the fair value of the Company's common stock. More recently, in connection with the preparation of the registration statement, the board of directors reassessed the fair value of the Company's common stock on a retrospective basis for all of 2005 and the first quarter of 2006. Based on its retrospective analysis, which we discuss below, the Company determined that certain options issued during 2005 and options issued during the first quarter of 2006 had exercise prices that were below the reassessed fair value of the common stock. The reassessed fair value is indicated in the above table. As a result, the Company has recorded deferred compensation as a contra equity balance to the extent that the reassessed fair value noted below exceeds the exercise price of the options. The Company has recorded compensation expense in its 2005 and first quarter of 2006 statement of operations in accordance with the respective vesting period of each grant as outlined in the table above.

As an exhibit to this letter we have attached a list of each option grant award on an individual by individual basis, indicating the individual's position with the Company.

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                       2

COMPANY HISTORY

Through January 1, 2006, the Company was a development stage enterprise. The
Company is engaged in research and development and has not generated any significant revenues from its operations. Since inception, the Company has incurred losses each year. As of March 31, 2006, the Company had an accumulated deficit of $26.4 million. The Company expects to continue incurring operating losses for the next several years as it continues to fund its research and development programs. The Company has financed its operations principally through the issuance of its preferred stock. The Company's first product was only recently approved for marketing by the FDA.

From inception in 1999 through 2001, the Company engaged in very limited activities. The Company completed its first financing in 2001. The board of directors assessed the fair value of the Company's common stock following each financing, as well as following the achievement by the Company of (or the
Company's failure to achieve) certain milestones. In making each of its historical fair value determinations, the board considered a number of company and industry-specific factors, including sales of preferred stock, the liquidation preference attributable to the preferred stock, achievement of milestones relating to the Company's product and product candidates, and market conditions generally and for life science companies specifically. The board of directors also considered an income approach in its historical fair value determinations.

In connection with preparing the financial statements for this offering, the board of directors reassessed the fair value of the Company's common stock for
2005 and the first quarter of 2006. The board of directors performed its analysis in accordance with the practice aid issued by the American Institute of
Certified Public Accountants titled "Valuation of Privately Held Company Equity
Securities Issued as Compensation". The board then allocated value based on the various economic and control rights associated with the preferred stock
(compared to the common stock) as part of an enterprise value allocation method.

PREFERRED STOCK TERMS

The Company has three series of redeemable convertible preferred stock outstanding (collectively the "preferred stock"). The Company has sold its preferred stock principally to unaffiliated third party venture investors that focus on the life science sector, experienced in investing in early stage enterprises and with the requisite experience to make valuation decisions. In making its periodic historic assessments regarding the fair value of the
Company's common stock, the Company has considered the sale price of the preferred stock, the rights and preferences of the preferred stock and the relative value allocable to the preferred stock and the common stock.

The following is a summary of the significant terms of the preferred stock.

         Dividends. The preferred stock is entitled to dividends when and if declared by the board of directors in preference and priority to the payment of dividends on any shares of common stock. Each class of preferred stock ranks on parity with each other class of preferred stock as to the receipt of dividends.
The Series C Preferred Stock was entitled to a special dividend, but such right expired by its terms in October 2005.

                                       3

         Voting. Each share of preferred stock is entitled to vote on an as-if converted to common stock basis with all votes to be counted together with all other shares of stock of the Company having general voting power and not separately as a class.

         Liquidation. Upon a liquidation, an acquisition or sale of assets, each share of preferred stock shall be entitled to receive a preferential payment of cash or property (to the extent of funds legally available therefor) from the assets of the Company, equal to the original issue price of such share of preferred stock, plus an amount equal to all declared but unpaid dividends. The original issue price (which amount is subject to adjustment for stock splits)
for each series of preferred stock is as follows:

------------------------------------------------------------------------------
Class of Stock                                          Original Issue Price
--------------------------------------------------- --------------------------
Series A-1 Preferred Stock......................        $ 3.79 per share
--------------------------------------------------- --------------------------
Series A-2 Preferred Stock......................        $ 4.14 per share
--------------------------------------------------- --------------------------
Series B Preferred Stock........................        $ 7.19 per share
--------------------------------------------------- --------------------------
Series C-1 Preferred Stock......................        $11.81 per share
--------------------------------------------------- --------------------------
Series C-2 Preferred Stock......................        $11.81 per share
------------------------------------------------------------------------------

Upon liquidation, each class of preferred stock ranks on parity with each other class, with any remaining assets being distributed ratably among the holders of the common stock and the preferred stock on an as-if converted basis.

         Conversion. The preferred stock is convertible into common stock at any time at the holder's option at the then applicable conversion rate. Currently, the preferred stock is convertible on a one-for-one basis. The preferred stock converts automatically into common stock upon the vote of 75% of the then outstanding preferred stock voting together as a class, or upon the closing of a qualifying initial public offering in which the aggregate price to the public of the shares sold for the Company is greater than $30 million, and in which the per share price for the common stock is at least $35.43. In September 2005, the holders of the preferred stock agreed to modify these terms and approve the automatic conversion upon the closing of an initial public offering prior to
June 30, 2006 that would raise an aggregate of $30 million for the Company, irrespective of share price. In January 2006, the holders of the preferred stock agreed to extend the period for completion of the initial public offering to
September 30, 1996.

         Redemption. No earlier than five years after issuance of the Series C preferred stock (October 2009), the holders of at least 66 2/3% of the then outstanding shares of preferred stock, voting together as a separate class may require the Company to redeem all of the shares of the preferred stock for a total cash amount equal to the applicable base preference amount plus any declared but unpaid dividends. The first of four equal installments payable by the Company to the preferred stockholders will be due 180 days from the date of the notice of redemption and the three successive installments payable on three consecutive anniversaries. Interest shall accrue on the outstanding redemption price at the rate of 12% per annum from the initial redemption date until the final payment is made by the Company.

         Other rights. Historically, the holders of the preferred stock had the right to appoint a majority of the Company's directors. Pursuant to the terms of a shareholders' agreement, the preferred stockholders have certain rights, including rights of first refusal, co-sale, drag-along

                                       4

and tag-along rights. The rights under the shareholders' agreement will terminate with the completion of the initial public offering. The holders of the preferred stock also have registration rights. The rights under the registration rights agreement will continue following completion of the initial public offering.

Given the substantial control rights and economic benefits associated with the
Company's preferred stock, in making its fair value assessments, the board of directors has allocated significant value to the Company's preferred stock.
During all periods in question, the liquidation value per share of the common stock has been negative, given the significant liquidation preference associated with the preferred stock.

In April 2005, the Company issued Series C preferred stock at $11.81 per share.
Because the stock was sold in arms-length transactions, the price of $11.81 per share was considered to represent the fair value of the Series C preferred stock at that time. The Company believes that it is neither unreasonable nor uncommon that its common stock would be discounted heavily relative to preferred shares in a privately held company in an early stage of development and given the substantial control rights and economic benefits associated with the Company's preferred stock which are described below.

         Liquidation. Based on the liquidation preference of the Series A-1 preferred stock of $3.79 per share, the Series A-2 preferred of $4.14 per share, the Series B preferred stock of $7.19 per share and the Series C preferred stock of $11.81 per share, the amount received by common stock holders in a liquidation scenario, if any at all, would be negligible as the aggregate liquidation preferences were nearly equal to the enterprise value of the
Company.

         Conversion. The preferred stock of the Company does not convert into common stock until after the closing a qualifying initial public offering in which the aggregate price to the public of the shares sold for the Company is greater than $30 million and the per share price for the common stock is at least $35.43. In September 2005 the holders of the preferred stock agreed, among other things, to modify these terms to eliminate the per share price requirement.

         Other Rights. The co-sale, drag-along and tag-along rights assigned to the holders of the Company's preferred stock pursuant to the terms of a shareholders' agreement as well as the demand and "piggyback" registration rights of the preferred stockholders further contribute to the value of the preferred stock being relatively higher compared to that of the common stock. In addition, beginning in October 2009, the preferred stockholders have redemption rights.

The Company did not achieve any significant milestones during the first three quarters of 2005 that would have contributed positively toward the fair value of its common stock. The most significant event that potentially could have affected the fair value of the common stock was the increased likelihood of an initial public offering. The Company met with bankers and discussed its financing options in mid-2004 and began actively preparing for an initial public offering beginning in the second quarter of 2005. However, the Company was advised that a liquidation event through an initial public offering during the next few months was unlikely given the volatility of the market for life science companies and the delay in the FDA approval of GEM 21S.

                                       5

Given this, the Company believes its valuation of its common stock at the times of its issuance of preferred stock, including the April 2005 issuance of Series
C preferred stock. are reasonable and appropriate.

INITIAL VALUATION SUMMARY

In making its initial determinations regarding fair value, the board of directors had considered a number of company and industry-specific factors, including sales of our preferred stock (noted above), the liquidation preference attributable to the preferred stock (noted above), achievement of milestones relating to the Company's product and product candidates, and the Company's expectation to continue incurring operating losses for the next several years as it continues to fund its research and development programs.

During 2005, the Company granted 335,572 options to employees, directors and consultants at exercise prices ranging between $2.00 and 5.45 per share. In the first quarter of 2006, the Company granted 149,500 options to employees at exercise prices ranging between $5.45 per share and $7.10 per share. In connection with its assessment of fair value at the time of option grants, the board of directors considered a number of developments that occurred during
2005, including, but not limited to, the following:

o    The closing of the sale of the Series C preferred stock financing in April
     2005, which was the only financing completed during 2005;

o    The significant preferential rights of the three series of preferred stock;

o    The delays in obtaining FDA approval of GEM 21S;

o    The Company's achievement of clinical and operational milestones, including the receipt of FDA approval for GEM 21S in November 2005;

o    The status of the Company's relationship with its patent licensors, Harvard and ZymoGenetics, as well as with its distribution partner, Luitpold;

o    The significant risks associated with a development stage company, and the risks associated with the early stage of development of our product candidates, including clinical trial and regulatory approval delays;

o    The market conditions for companies in the life sciences sector (based on public filings and published reports) and the difficulties and risks associated with completing an initial public offering for a life sciences company; and

o    The Company's available cash, financial condition and results of operations, including the history of losses and foreseeable future losses.

In connection with its assessment of fair value at the time of option grants, the board of directors considered a number of developments that occurred during the first quarter of 2006, including, but not limited to, the progress of the
Company's orthopedic clinical development program and the selection of an underwriter to lead the Company's initial public offering.

                                       6

In making its historical fair value determinations, in addition to considering all of the factors described above, the board of directors used an income approach with a discounted cash flow methodology. The income approach involves appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The board's significant assumptions included its estimates of future cash flows and the discount rate. The board estimated future cash flows based on a combination of the contractual minimum purchases required of Luitpold Pharmaceuticals, Inc., sales estimates received by the Company from
Luitpold and the Company's own internal estimates of product sales. The board of directors based its analysis on the Company's projected cash flows over a seven year period, as adjusted to reflect the Company's assumptions regarding changes in the operating environment for the Company's business over the applicable period. The board's approach also factored in the Company's estimated revenues, its costs, capital expenditures and other cash flows, all discounted to present value using a 30% discount rate. The board then allocated value as between the common stock and the preferred stock based on the various economic and control rights associated with the preferred stock, which are described in the immediately preceding section. Given the substantial control rights and economic benefits associated with the preferred stock, in making its historical assessments, the board allocated significant value to the preferred stock.
During all periods in question, the liquidation value per share of the common stock was negative, given the liquidation preference attributable to the preferred stock. The board believes that it is reasonable, especially in the context of an early stage private company, to have discounted the value of the common stock relative to the preferred stock.

INITIAL QUARTER BY QUARTER VALUATION ASSESSMENT

At different times during each quarter during the Review Period, the board of directors analyzed the above-mentioned factors, as well as an income approach and a book value analysis, in evaluating the fair value of the Company's common stock.

FIRST QUARTER 2005

In January 2005, following the closing of the Series C-1 preferred stock financing, the board assessed the fair value of the Company's common stock. The
Series C-1 financing was effected at $11.81 per share of Series C-1 preferred stock. Based on its income approach, comparable company analysis and book value analysis, the board concluded that, at that point, the Company's common stock had a negative liquidation value. As of January 2005, there had been no significant milestones that would have contributed positively toward the fair value of the Company's common stock. Additionally, it became apparent that the
FDA approval of GEM 21S would be delayed. During 2004, the Company had dedicated all of its resources to seeking regulatory approval for GEM 21S, following submission by the Company during the first quarter of 2004 of a PMA for GEM 21S.
In mid-2004, the Company had met with bankers and discussed financing recommendations. At that time, the board was advised that additional clinical development progress would be required prior to accessing the public markets.
The Company concluded that the fair value for the Company's common stock was
$5.45 per share.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the first quarter of 2005 was $7.45 per share.

                                       7

SECOND QUARTER 2005

For the second quarter of 2005, the board felt that it was appropriate to keep constant the fair value of the Company's common stock at $5.45 per share. Again, the Company continued to focus on seeking regulatory approval for GEM 21S by responding to questions raised by the FDA and proceeding with manufacturing audits by the FDA. The Company did not make any progress toward obtaining regulatory approval for GEM 21S in the EU and continued meeting with EU regulators in order to ascertain how GEM 21S would be regulated in the EU. The
Company initially had believed that it would obtain FDA approval for GEM 21S during the second quarter of 2005; however, this was delayed. The Company's research and development program for its orthopedic product candidates was delayed, in part due to the focus on obtaining marketing approval for GEM 21S.
The Company filed an IDE to initiate orthopedic studies in June 2005. Toward the end of the second quarter of 2005, the Company engaged counsel and underwriters in order to commence the public offering process. Underwriters indicated to the
Company that the market for life science companies was volatile and that it should delay proceeding with an initial public offering until it obtained marketing approval for GEM 21S.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the second quarter of 2005 was
$8.45 per share.

THIRD QUARTER 2005

For the third quarter, the board of directors felt that it was appropriate to keep constant the fair value of the Company's common stock at $5.45 per share.
During the third quarter, the Company continued to focus on obtaining regulatory approval for GEM 21S. Regulatory approval in the EU was delayed because the EU determined to regulate GEM 21S as a drug product, instead of as a device (like the FDA). The Company failed to obtain GEM 21S approval prior to an important periodontal medical conference at which it had hoped to present its product. The
FDA rejected the Company's IDE submission for its orthopedic product candidate, requiring that additional information be furnished by the Company. In light of these negative developments and a downturn in the market for offerings by life science companies, the underwriters recommended that the Company delay its initial filing of a registration statement for its initial public offering.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the third quarter of 2005 was $9.45 per share.

FOURTH QUARTER 2005

The board of directors kept the fair value of the common stock constant at $5.45 per share for the fourth quarter. In mid-November 2005, the Company obtained FDA approval for its GEM 21S product. The Company had additional discussions with the underwriters following receipt of marketing approval. The underwriters expressed concern about market conditions for life science companies, and concern about market conditions generally for initial public offerings. The underwriters met with the Company's management and with the board to review market conditions and discuss various alternatives. The underwriters pointed to a number of initial public offerings for life science companies that had been filed and withdrawn, as well as to a

                                       8

number of offerings by life science companies that had priced below the estimated price range. Given market conditions and the lead underwriter's views regarding the Company's need to make additional progress with its orthopedic product candidates prior to an offering, the lead underwriter withdrew from the deal. The Company put the offering process on hold until the markets settled and it could identify another lead underwriter.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the fourth quarter of 2005 was
$11.45 per share.

FIRST QUARTER 2006

During the first quarter of 2006, the board of directors determined that the fair value of the Company's common stock was $7.10. The increase in the fair market value was attributable to receipt of FDA approval for GEM 21S and the commencement of product sales. The Company also had made progress with its orthopedic product candidate, GEM OS1--having confirmed that the FDA would review the product as a combination drug-device and having received clearance from the FDA to initiate a pilot clinical trial in the U.S. in foot and ankle fusions. In mid January, the Company engaged a new lead underwriter and re-commenced the initial public offering process.

Following its retrospective review, the Company concluded that the re-assessed fair value of the Company's common stock for the first quarter of 2006 was
$13.45 per share.

REASSESSMENT AND DEFERRED COMPENSATION EXPENSE

In connection with the filing of the registration statement in February 2006 and the preparation of the Company's financial statements for the year ended
December 31, 2005, the Company reassessed the fair value of its common stock.

Based on its discussions with the underwriters concerning the estimated valuation and price range, and given the increased likelihood of completing its initial public offering, the Company used the midpoint of the estimated price range to assess on a retrospective basis the fair market value of the common stock for each of the four quarters of 2005 and the first quarter of 2006.

The Company applied a ++% liquidity discount to the midpoint of the estimated price range, or $18.00 (on a pre-split basis), to the common stock. The Company then applied an additional discount initially of ++% for the most recent quarter end to that resulting amount in order to reflect the relative value (due to the liquidation preference and other economic and control rights associated with the preferred stock) of the common stock compared to the preferred stock. Given the inherent uncertainty associated with completing an initial public offering and the fact that the preferred stock would only convert upon the successful completion of the initial public offering, and that conversion was automatic only upon the Company raising a certain amount, the value of the common stock is diminished. The fair value has been extrapolated back for each succeeding prior quarter from a reassessed fair market value for the first quarter of 2006 of
$13.45 per share of common stock to a reassessed fair market value for the first quarter of 2005 of $7.45 per share of common stock.

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                       9

Following this analysis and using the estimated midpoint of the indicative price range, the Company is recognizing deferred compensation expense as indicated in the table above under "Summary". Based upon an initial public offering price of
$18.00 (on a pre-split basis), the midpoint of the estimated price range, and a weighted average exercise price of $4.56 per share, the aggregate intrinsic value of all stock options outstanding as of March 31, 2006 was $2.4 million, of which $0.1 million related to vested options and $2.3 million related to unvested options.

In applying the discount to the midpoint, the board in its retrospective analysis considered the negative impact of the following factors:

o    The substantial uncertainty involved in pursuing and effectuating an initial public offering, especially for a life sciences company;

o    The fact that the preferred stock would only convert upon the successful completion of the initial public offering and then that the conversion only became automatic upon the Company raising a certain amount in the offering;

o    The fact that even if the initial public offering were completed, substantially all of the presently issued shares of common stock and preferred stock converting into common stock would be subject to a six-month lock-up agreement with the underwriters; and

o    The other regulatory, operating and market risks to which the Company remains subject given its business.

The board applied an additional discount to that resulting amount in order to reflect the relative value (due to the liquidation preference, redemption features and other economic and control rights associated with the preferred stock) of the common stock compared to the preferred stock.

CONCLUSION

In connection with its initial public offering, the Company has completed a retrospective review of the fair value assigned to its common stock for 2005 and the first quarter of 2006. The Company considered a number of factors in its analysis, including sales of preferred stock, the liquidation preference attributed to the preferred stock, achievement of (or failure to achieve)
milestones relating to the Company's product and product candidates and market conditions. After completing its retrospective review, the Company has determined that certain options issued during 2005 and the first quarter of 2006 had exercise prices that were below the reassessed fair value of its common stock. Based on this, the Company believes it is appropriate to record the deferred compensation expense charge as indicated in the table above under
"Summary."

                                       10

We appreciate in advance your time and attention to this letter in response to the Staff's comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

Anna T. Pinedo

cc:   William Grant, Esq.
      James R. Tanenbaum, Esq.

                                       11

BIOMIMETIC THERAPEUTICS, INC.
OPTIONS ISSUED
12/31/2005

                                                  NUMBER OF
                        GRANT   OPTION   EXERCISE  OPTIONS         TITLE OR RELATIONSHIP
       NAME             DATE    TYPE      PRICE    GRANTED             TO COMPANY                   NATURE OF AWARD
------------------    --------------------------------------------------------------------------------------------------------------

Arnold Caplan     (a)   11/1/02 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Douglas Watson    (a)   11/1/02 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Arnold Caplan     (a)    5/9/03 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Douglas Watson    (a)    5/9/03 NQSO       ++         ++     Board Member                   Services - Board committee meeting
Arnold Caplan            1/7/05 NQSO       ++         ++     Board Member                   Services - Strategic Planning committee
                                                                                            telephonic meeting
Douglas Watson           1/7/05 NQSO       ++         ++     Board Member                   Services - Strategic Planning committee
                                                                                            telephonic meeting
Arnold Caplan           1/11/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
Douglas Watson          1/11/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
Edward Akelman          1/24/05 NQSO       ++         ++     Scientific Board Advisory      Services - Scientific Advisory Board
                                                             Member
Arnold Caplan           2/8/05  NQSO       ++         ++     Board Member                   Services - Compensation Committee
                                                                                            telephonic meeting
Douglas Watson          2/8/05  NQSO       ++         ++     Board Member                   Services - Compensation Committee
                                                                                            telephonic meeting
Ginger Owens            3/14/05 ISO        ++         ++     Employee - Controller          New hire award
Arnold Caplan           3/17/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
Douglas Watson          3/17/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
                                                             Employee-VP of Regulatory
                                                             Affairs &
Mark Citron             3/17/05 ISO        ++         ++     Quality Systems                2004 Employee Service Award
Charles Hart            3/17/05 ISO        ++         ++     Employee - Chief Scientific    2004 Employee Service Award
                                                             Officer
Tamara Geraci           3/21/05 ISO        ++         ++     Employee - Administrative      New hire award
                                                             Assistant
                                                 --------
SUBTOTAL FOR 1ST
QUARTER 2005                                          ++
                                                 --------

Sandra Williamson       4/1/05  ISO        ++         ++     Employee - Regulatory Manager  New hire award
Arnold Caplan           4/8/05  NQSO       ++         ++     Board Member                   Services - telephonic meeting
Douglas Watson          4/8/05  NQSO       ++         ++     Board Member                   Services - telephonic meeting
Gina Bilyeu             4/16/05 ISO        ++         ++     Employee - Purchasing Manager  Employee Service Award
Douglas Watson          4/18/05 NQSO       ++         ++     Board Member                   Services - Compensation Committee
                                                                                            telephonic call
Dr. Chris DiGiovanni    5/1/05  NQSO       ++         ++     Scientific Board Advisory      Services - Scientific Advisory Board
                                                             Member
Jennifer Wobensmith     5/17/05 ISO        ++         ++     Employee - Administrative      New hire award
                                                             Assistant
Douglas Watson          5/20/05 NQSO       ++         ++     Board Member                   Services - telephonic meeting
Earl Douglas            5/31/05 ISO        ++         ++     Employee - General Counsel     New hire award
Jan Runnels             6/1/05  ISO        ++         ++     Employee - Analyst/Acctg Clerk New hire award
Dr. VanderMeulen        6/8/05  ISO        ++         ++     Employee - Senior Scientist    New hire award
Dr. Edward Akelman      6/9/05  NQSO       ++         ++     Scientific Board Advisory      Services - Scientific Advisory Board
                                                             Member
Douglas Watson          6/14/05 NQSO       ++         ++     Board Member                   Services - Audit Committee telephonic
                                                                                            meeting
Douglas Watson          6/16/05 NQSO       ++         ++     Board Member                   Services - Board meeting attendance
                                                 --------
SUBTOTAL FOR
2ND QUARTER 2005                                      ++
                                                 --------

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 1 OF 4

BIOMIMETIC THERAPEUTICS, INC.
OPTIONS ISSUED
12/31/2005

                                                  NUMBER OF
                        GRANT   OPTION   EXERCISE  OPTIONS         TITLE OR RELATIONSHIP
       NAME             DATE    TYPE      PRICE    GRANTED             TO COMPANY                   NATURE OF AWARD
------------------    --------------------------------------------------------------------------------------------------------------

 Douglas Watson          7/1/05   NQSO      ++        ++      Board Member                   Services - Board meeting attendance &
                                                                                             audit committee meeting

 Steve Hirsch            7/5/05   ISO       ++        ++      Employee - Chief Operating     New hire award
                                                              Officer
 Lisa Murray            7/11/05   ISO       ++        ++      Employee - Administrative      New hire award
                                                              Assistant
 Shannon Hurd           7/12/05   ISO       ++        ++      Employee - Documentation       New hire award
                                                              Assistant
 Christina Houser       7/17/05   ISO       ++        ++      Employee - Receptionist        New hire award
 Selena Samuelson       8/16/05   ISO       ++        ++      Employee - Operations          New hire award
                                                              Coordinator
 Douglas Watson         8/22/05   NQSO      ++        ++      Board Member                   Services - Audit Committee telephonic
                                                                                             meeting
 Larry Papasan          8/24/05   NQSO      ++        ++      Board Member                   New board member- initial option grant
 Douglas Watson         8/24/05   NQSO      ++        ++      Board Member                   Board member - annual award
 Arnold Caplan          8/24/05   NQSO      ++        ++      Board Member                   Board member - annual award
 Ashley Thompson         9/6/05   ISO       ++        ++      Employee - Quality Control     New hire award
                                                              Analyst II
 James (Jim) Petricek   9/12/05   ISO       ++        ++      Employee - Orthopedic Business New hire award
                                                              Manager
 Tracie Clifford        9/12/05   ISO       ++        ++      Employee - Quality Assurance   New hire award
                                                              Associate II
 Jim Murphy             9/23/05   NQSO      ++        ++      New board member - initial     New board member - initial option grant
                                                              option grant
                                                              Employee - Mgr. of Corporate
 Kearstin Patterson     9/27/05   ISO       ++        ++      Communications
                                                                                             New hire award
                                                              Employee - Senior Clinical
 Trey Crain             9/28/05   ISO       ++        ++      Research Associated            New hire award
                                                  --------
 SUBTOTAL FOR 3RD
 QUARTER 2005                                         ++
                                                  --------

 PATTI WARD             10/3/05   ISO       ++
                                                      ++      Employee - Associate Scientist New hire award
 David Danelson         10/3/05   ISO       ++        ++      Employee - Validation Manager  New hire award
 Aleksandra Smidowicz   10/17/05  ISO       ++        ++      Employee - Clinical Research   New hire award
                                                              Associate I
 Jacy Pettis            10/24/05  ISO       ++        ++      Employee - QA Associate II     New hire award
 Kim Cashio             10/24/05  ISO       ++        ++      Employee - Sr Mgr of Human     New hire award
                                                              Resources
 Brian Norman           11/3/05   ISO       ++        ++      Employee - IT Help Desk        New hire award
 Dr. Edward Akelman     12/5/05   NQSO      ++        ++      Scientific Board Advisory      Services - Scientific Advisory Board
                                                              Member
 Dr. Conan Young        12/12/05  ISO       ++        ++      Employee - Senior Scientist    New hire award
                                                              (orthopedic)
 Jim Bonomo             12/19/05  ISO       ++        ++      Employee - QC Analyst          New hire award
                                                  --------
 SUBTOTAL FOR 4TH
 QUARTER 2005                                         ++
                                                  --------

`
 TOTAL YEAR-TO-DATE ACTIVITY FOR
 2005                                                 ++
                                                  ========

     (a)  Discovered in March 2005 that option agreements existed, but the awards had not been recorded on the option schedule. Therefore, will recorded option award in 2005.

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 2 OF 4

     VESTED                  COMMENTS
   ---------

     ++        Strategic Planning committee call
     ++        Strategic Planning committee call
     ++        Board meeting attendance
     ++        Board meeting attendance
     ++        Services
     ++        Compensation committee call
     ++        Compensation committee call
     ++        New hire - controller
     ++        Board meeting attendance
     ++        Board meeting attendance

     ++        2004 service award
     ++        2004 service award
     ++        new hire - adm asst to Quality Dept.

     ++        new hire - Manager of Regulatory Affairs
     ++        Conference call
     ++        Conference call
     ++        Employee anniversary - additional shares issued
     ++        Compensation committee call
     ++        Services
     ++        New hire - adm asst to CFO Larry Bullock & Dr. Charlie Hant
     ++        Conference call
     ++        New hire - attorney
     ++        New hire - accounting clerk
     ++        New hire - Senior Scientist
     ++        Services
     ++        Audit committee conference call
     ++        Board meeting attendance

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 3 OF 4

     VESTED                  COMMENTS
   ---------

      ++          Board meeting conference call & audit committee conf call
      ++          New hire - COO and VP, Ortho
      ++          New hire - Admin Assistant to CFO and Legal Counsel
      ++          New hire - QC Training & Documentation Assistant
      ++          New hire - receptionist
      ++          New hire - Admin Assistant - Mfg
      ++          Audit committee conference call
      ++          New board member - initial option grant
      ++          Board member - annual award
      ++          Board member - annual award
      ++          New employee - Quality Control Analyst II
      ++          New employee - Orthopedic Business Manager
      ++          New employee - Quality Assurance Associate II
      ++          New board member - initial option grant
      ++          New employee - Director of Corporation Communications
      ++          New employee - Senior Clinical Research Associated
      ++          New employee - Associate Scientist

      ++          New employee - Validation Manager
      ++          New employee - Clinical Research Associate I
      ++          New employee - QA Associate II
      ++          New employee - Sr Mgr of Human Resources
      ++          New employee - IT Help Desk
      ++          Professional services
      ++          New employee - senior scientist (orthopedic)
      ++          New employee - QC Analyst

-----------
      ++

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 4 OF 4

BIOMIMETIC THERAPEUTICS, INC.
OPTIONS ISSUED
FOR THE THREE MONTHS ENDED MARCH 31, 2006

                                                     NUMBER OF
                  GRANT    OPTION  Stock   EXERCISE   OPTIONS          TITLE or RELATIONSHIP
       NAME       DATE      TYPE   Price     Price    GRANTED             TO COMPANY                  NATURE OF AWARD
---------------- --------------------------------------------- --------------------------------------------------------------------

Mark Citron        1/1/06    ISO    ++         ++       ++     VP, Regulatory Affairs & Quality
                                                               Systems                          Service award
Larry Bullock      1/1/06    ISO    ++         ++       ++     Chief Financial Officer          Service award
Earl Douglas       1/1/06    ISO    ++         ++       ++     General Counsel                  Service award
Sam Lynch          1/1/06    ISO    ++         ++       ++     President and CEO                Service award
Jim Monsor         1/1/06    ISO    ++         ++       ++     VP, Operations                   Service award
Charlie Hart       1/1/06    ISO    ++         ++       ++     VP, Chief Scientific Officer     Service award
Steven Hirsch      1/1/06    ISO    ++         ++       ++     Chief Operating Officer          Service award
Josh Nichols      1/16/06    ISO    ++         ++       ++     New hire - Product Mgr, Sports   New hire award
                                                               Medicine
Gary Friedlander  2/26/06   NQSO    ++         ++       ++     Scientific Board Advisory Member Services - Scientific Advisory Board
Tracie Hill       2/27/06    ISO    ++         ++       ++     New hire - Documentation         New hire award
                                                               Assistant
Chris Lewis        3/6/06    ISO    ++         ++       ++     New hire - Manager, Clinical     New hire award
                                                               Research
Shannon Hurd       3/6/06    ISO    ++         ++       ++     Employee - Regulatory Associate  Increase in option award from ++
                                                                                                to ++ due to change in position
                                                    ---------                                   with company.
SUBTOTAL FOR 1ST QUARTER                                ++
2006                                                ---------

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                                     PAGE 1 OF 2

BIOMIMETIC THERAPEUTICS, INC.
COMPENSATION EXPENSE FOR NEW OPTION AWARDS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

                                                                                                    TOTAL
                                                                                                 EXPENSE TO BE
                               EXPENSE FOR   EXPENSE FOR  EXPENSE FOR EXPENSE FOR   EXPENSE FOR  RECORDED FOR
                                  2006          2007          2008       2009          2009        NEW AWARD
                               -----------   -----------  ----------- -----------   -----------  -------------

 Mark Citron                   $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Larry Bullock                 $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Earl Douglas                  $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Sam Lynch                     $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Jim Monsor                    $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Charlie Hart                  $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Steven Hirsch                 $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Josh Nichols                  $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Gary Friedlander              $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Tracie Hill                   $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Chris Lewis                   $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
 Shannon Hurd                  $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
                               -----------   -----------  ----------- -----------   -----------  -------------
                               $       ++    $       ++   $       ++   $      ++    $       ++   $         ++
                               ===========   ===========  =========== ===========   ===========  =============

---------------
++   REPRESENTS MATERIAL WHICH HAS BEEN REDACTED AND SEPARATELY FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL
     TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED.

                                                 PAGE 2 OF 2